COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

2007 NOV 20 P 12

Our ref: L/COB/88.2/20723

16th November 2007

07028154

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 13 November 2007 relating to holding(s) in company.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
NOV 26 2007
THOMSON
FINANCIAL

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:35 13-Nov-07
Number	6197H

RNS Number:6197H
Cobham PLC
13 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cobham plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	12,472,117*
BT Globenet Nominees Limited	3,720*
Chase GA Group Nominees Limited	30,594,892*
Chase Nominees Limited	3,224,247*
CUIM Nominee Limited	10,268,246*
Vidacos Nominees Limited	187,979*

* denotes direct interest

Chase Nominees Limited	2,819,040
CUIM Nominee Limited	1,796,688
Vidacos Nominees Limited	514,549

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

08 November 2007

6. Date on which issuer notified:

12 November 2007

7. Threshold(s) that is/are crossed or reached:

4% to 5% Change at Direct Interest Level.

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares		
GB00B07KD360	61,833,078	61,833,078

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares					
GB00B07KD360	56,751,201	56,751,201	5,130,277	5.00%	0.45%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)

Number of voting rights	% of voting rights
61,881,478	5.45%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 1,134,899,759.

14. Contact name:

Diane Thirkettle

15. Contact telephone number:

01603 687803

This information is provided by RNS
The company news service from the London Stock Exchange

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